Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 06:13 PM 10/14/2010 FILED 06:04 PM 10/14/2010 SRV 100997791 - 2370619 FILE
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE
OF INCORPORATION
OF
CLEAN DIESEL TECHNOLOGIES, INC.
          Clean Diesel Technologies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby does certify:
          FIRST: The name of the corporation is Clean Diesel Technologies, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 19, 1994. A Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on March 21, 2007 (the “Restated Certificate”). A Certificate of Amendment to the Restated Certificate was filed with the Secretary of State of Delaware on June 15, 2007.
          SECOND: That the Board of Directors of the Corporation on May 13, 2010 duly adopted resolutions setting forth a proposed amendment of the Restated Certificate, as heretofore amended, declaring said amendment to be advisable and in the best interests of the Corporation, and authorizing the distribution of a resolution to the stockholders of the Corporation for consideration thereof.
          THIRD: That a majority of the stockholders of the Corporation entitled to vote thereon, at the annual meeting of the stockholders held on October 12, 2010, voted to authorize said amendment in accordance with the provisions of Section 211 of the General Corporation Law of the State of Delaware.
          FOURTH: That the said amendment was duly adopted in accordance with the applicable provisions of Sections 211, 222 and 242 of the General Corporation Law of the State of Delaware. The Restated Certificate is hereby amended as follows:
The introductory paragraph of Article 4 is hereby deleted in its entirety and replaced with the following:
          “4. The corporation shall have authority to issue the total number of Twelve Million One Hundred Thousand (12,100,000) Shares of the par value of $0.01 per share, amounting in the aggregate to One Hundred Twenty One Thousand Dollars ($121,000), and of such shares Twelve Million (12,000,000) shall be designated as Common Stock and One Hundred Thousand (100,000) shall be designated as preferred stock. Effective at 4:30 p.m. (Eastern Time) on October 15, 2010 (such time, the “Effective Time”), every six (6) shares of Common Stock outstanding immediately prior to the Effective Time (such shares, the “Old Common Stock”) shall automatically without further action on the part of the Corporation be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below. From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Common Stock not evenly divisible by six (6), will be entitled to receive cash in lieu of fractional shares at the value thereof on the date of the Effective Time as determined by the Board of Directors.”
          FIFTH: The Restated Certificate is hereby ratified and confirmed in all other respects.

          IN WITNESS WHEREOF, this Corporation has caused this Certificate to be duly executed this 14th day of October, 2010.

CLEAN DIESEL TECHNOLOGIES, INC.
By:	/s/ Charles W. Grinnell
	Name:	Charles W. Grinnell
	Title:	Vice President and Secretary

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